

November 23, 2020

Jim Jenkins
General Counsel and VP of Corporate Development
TRANSCAT INC
35 Vantage Point Drive
Rochester, New York 14624

     **Re:  TRANSCAT INC**
          **Registration Statement on Form S-3**
          **Filed November 17, 2020**
          **File No. 333-250135**

Dear Mr. Jenkins:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Margaret Schwartz at 202-551-7153 with any questions.


          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc:    Kayla Klos, Esq.